UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934
First Citizens Banc Corp

(Name of Subject Company (issuer))
First Citizens Banc Corp (Issuer)

(Names of Filing Persons (identifying status of offeror, issuer or other person))
Common Stock, No Par Value

(Title of Class of Securities)
319459 20 2

(CUSIP Number of Class of Securities)
With a copy to:

James E. McGookey, Esq.	Cipriano S. Beredo, Esq.
First Citizens Banc Corp	Squire, Sanders & Dempsey L.L.P.
100 East Water Street	4900 Key Tower, 127 Public Square
Sandusky, Ohio 44870	Cleveland, Ohio 44114
(419) 625-4121	(216) 479-8500

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing person)
Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee
Not Applicable	Not Applicable

*As the filing relates solely to preliminary communications made before the commencement of the tender offer, no filing fee is required.

☐	Check the box of any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO relates to pre-commencement communications made in connection with the planned tender offer by First Citizens Banc Corp, an Ohio corporation (“First Citizens”), to purchase up to 500,000 of its common shares, no par value, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $23.00 per share. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 12.	Exhibits.
	(a)(5)(i)	Press Release, dated January 10, 2006 regarding the tender offer.

EXHIBIT INDEX

Exhibit Number	Description
(a)(5)(i)	Press Release, dated January 10, 2006 regarding the tender offer.

3